Exhibit 99.1

ENZYMOTEC LTD.
Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel

Dear Enzymotec Ltd. Shareholders:

We cordially invite you to attend the annual general meeting, or the Meeting, of shareholders of Enzymotec Ltd., or the Company, to be held at 5:00 p.m. (Israel time) on Monday, September 29, 2014, at our offices at Sagi 2000 Industrial Area, Migdal Ha’Emeq 2310001, Israel.

The Company’s Notice of the Annual General Meeting of Shareholders and Proxy Statement appearing on the following pages describe in detail the matters to be acted upon at the Meeting.

Only shareholders of record at the close of business on Monday, August 25, 2014 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.  Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card or voting instruction card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your voting instruction card.

September 3, 2014

Sincerely,

Steve Dubin
Chairman of the Board of Directors

ENZYMOTEC LTD.
Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel
 ________________________________

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 29, 2014
________________________________

Dear Enzymotec Ltd. Shareholders:

We cordially invite you to attend the annual general meeting, or the Meeting, of shareholders of Enzymotec Ltd., or the Company, to be held at 5:00 p.m. (Israel time) on Monday, September 29, 2014, at our offices at Sagi 2000 Industrial Area, Migdal Ha’Emeq 2310001, Israel.

The Meeting is being called for the following purposes:

(1)	To reelect Mr. Yossi Peled to serve as a class I director of the Company for a three year term; and

(2)
To approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent, external auditors for the year ending December 31, 2014 and until the next annual general meeting of shareholders, and to authorize our Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition, representatives of the Company’s management will be available at the Meeting to review and discuss with shareholders the financial statements of the Company for the year ended December 31, 2013.

Our Board recommends that you vote “FOR” the above proposals, which are described in the attached Proxy Statement.

Only shareholders of record at the close of business on Monday, August 25, 2014 are entitled to notice of and to vote at the Meeting.

A proxy statement describing the matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their votes will be mailed on or about September 3, 2014 to all shareholders entitled to vote at the Meeting.  Such proxy statement is being furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K together with this Notice of Annual General Meeting of Shareholders and will be available on the Company’s website www.enzymotec.com.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.  Accordingly, after reading the Notice of the Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card (if you hold your shares in “street name” as described below and the proxy card allows this). The proxy card must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the meeting, unless they are accepted as provided in the Proxy Statement. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, you should complete the voting instruction card that will be sent to you in order to direct your broker, trustee or nominee how to vote your shares.  You may also be able to provide such voting instructions via the Internet, at the website www.proxyvote.com.

September 3, 2014

Sincerely,

Steve Dubin
Chairman of the Board of Directors

ENZYMOTEC LTD.
Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel
+ 972 74 717 7177
______________________

PROXY STATEMENT
______________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Enzymotec Ltd., to which we refer to as Enzymotec or the Company, to be voted at the Company’s annual general meeting of shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of the Annual General Meeting of Shareholders. The Meeting will be held at 5:00 p.m. (Israel time) on Monday, September 29, 2014, at our offices at Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel.

This Proxy Statement, the attached Notice of the Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available to holders of Enzymotec ordinary shares on or about September 3, 2014.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Monday, August 25, 2014, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	To reelect Mr. Yossi Peled to serve as a director of the Company for a three year term; and

(2)
To approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent, external auditors for the year ending December 31, 2014 and until the next annual general meeting of shareholders, and to authorize our Board of Directors (with power of delegation to its Audit Committee) to set the fees to be paid to such auditors.

In addition, representatives of our Company’s management will be available at the Meeting to review and discuss with shareholders the financial statements of the Company for the year ended December 31, 2013.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote FOR each of the above proposals.

The Proxy

Oren Bryan or Shiran Gazit, or either of them, may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted upon at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel, Attention: Shiran Gazit, or by facsimile to + 972 74 717 7001, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. Subject to applicable law and the rules of The NASDAQ Stock Market, if no instructions are indicated in such proxies with respect to the proposals, the shares represented by properly executed and received proxies, will be voted “FOR” each of the proposals.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered by mail to the Company at its offices at Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel, Attention: Shiran Gazit, or by facsimile to + 972 74 717 7001, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, at least forty eight (48) hours prior to the time of the Meeting canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the chairperson of the Meeting or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy. If you hold shares through a bank, broker or other nominee as discussed below in more detail, you must contact that firm to revoke any prior voting instructions.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares at the close of business on August 25, 2014, or the Record Date, are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee that is a shareholder of record of the Company at the close of business on the Record Date, or that appear in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed ”legal proxy“ from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

Quorum

On August 25, 2014, we had 22,114,469 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the close of business on the record date, Monday, August 25, 2014, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of the voting power of our shares. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and entitled to vote thereon is necessary for the approval of each proposal. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote.  Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

You can vote your shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares are receiving proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the “Investor Relations” portion of the Company’s website, as described below under “Availability of Proxy Materials.”

Please follow the instructions on the proxy card.  If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card.  Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet at www.proxyvote.com.  Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 2 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law rather than the rules applicable to domestic U.S. reporting companies. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Voting Results

The final voting results will be tallied by the Company’s General Counsel and will be published following the Meeting on a Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Solicitation of Proxies

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs of the contractor will be paid by the Company.

Shares Outstanding

As of August 25, 2014, the Company had 22,114,469 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Annual General Meeting of Shareholders and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, www.enzymotec.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, based on the Company’s public filings, and (ii) all of our directors and executive officers as a group, as of August 25, 2014.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Galam (3)	4,623,232	20.9%
Paulson & Co. Inc. (4)	4,177,830	18.9%
Visium Balanced Master Fund, Ltd.(5)	2,150,000	9.7%
XT Hi-Tech Investments (1992) Ltd. (6)	1,889,315	8.5%
Directors and executive officers as a group (18 persons) (7)	1,223,561	5.4%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 22,114,469 ordinary shares issued and outstanding as of August 25, 2014.

(3)
Consists of 3,318,856 ordinary shares held by Galam Management and Marketing Agricultural Cooperative Society Ltd. (“Galam M&M”) and 1,304,376 ordinary shares held by Galam Ltd. (“Galam Ltd.”), its wholly-owned subsidiary. The management boards of the two entities are comprised of the same people and hold voting and dispositive power over the shares held by the two entities. As such, the members of the boards may be deemed to be the beneficial owners of those shares. There are 13 members of the management boards, two of which, Imanuel (Mani) Wasserman and Yossi Peled, are also members of our board of directors. A majority of the shares of Galam M&M are held by Ochmanit the Economic Union for Ma’anit Agricultural Cooperative Society Ltd. (“Ochmanit”). Ochmanit is wholly-owned by Kibbutz Ma’anit and its members with 51% of the voting rights held by Kibbutz Ma’anit. A majority of the members of the management boards of Galam M&M and Galam Ltd. are appointed by Ochmanit, in part based on candidates nominated by a vote of the members of Kibbutz Ma’anit.  Established in 1935, Kibbutz Ma’anit is a communal society, referred to in Hebrew as a “kibbutz,” with approximately 180 members located near Pardes-Hanna between Tel Aviv and Haifa. The Kibbutz is engaged in a number of economic activities, including agriculture and industrial operations, and holds its assets on a communal basis. No members of Kibbutz Ma’anit are employed by us. The address of this shareholder is Kibbutz Maanit, Menashe, 3785500, Israel.

(4)
Based on the Schedule 13G/A filed by Paulson & Co. Inc. on March 10, 2014, consists of 4,177,830 ordinary shares held by Paulson & Co. Inc. (“Paulson”), an investment advisor that is registered under the Investment Advisors Act of 1940.  In its role as investment advisor, or manager, Paulson possesses voting and/or investment power over our shares that are owned by various onshore and offshore investment funds (the "Funds").  All securities reported above are owned by the Funds.  The address of this shareholder is 1251 Avenue of the Americas, New York, NY 10020.

(5)
Based on information provided to the Company by Visium Balanced Master Fund, Ltd. consists of 2,150,000 ordinary shares held by Visium Balanced Master Fund, Ltd., a Cayman Islands corporation (“VBMF”). Visium Asset Management, LP, a Delaware limited partnership (“VAM”) is an investment manager of the pooled assets of VBMF and as such may be deemed to beneficially own the ordinary shares held by VBMF.  JG Asset, LLC, a Delaware limited liability company (“JG Asset”) is the General Partner of VAM and as such may be deemed to beneficially own the ordinary shares beneficially owned by VAM.  Jacob Gottlieb is the Managing Member of JG Asset and as such may be deemed to beneficially own the ordinary shares beneficially owned by JG Asset. This shareholder’s principal business office is c/o Visium Asset Management, LP, 888 Seventh Avenue, New York, NY 10019.

(6)
Consists of 1,889,315 shares held by XT Hi-Tech Investments (1992) Ltd. (formerly Ofer Hi-Tech Investments Ltd.). Mr. Doppelt, who is currently a director of the Company whose term expires at the Meeting, is the Chief Executive Officer of XT Investments Ltd.  See Proposal 1 below.  XT Hi-Tech Investments (1992) Ltd. is an indirect wholly-owned subsidiary of XT Investments Ltd., which is a direct wholly-owned subsidiary of XT Holdings Ltd. (formerly Ofer Holdings Group Ltd.), of which Orona Investments Ltd., or Orona, and Lynav Holdings Ltd., or Lynav, are each the direct owners of one-half of the outstanding ordinary shares. Udi Angel indirectly controls Orona.  Lynav is held 95% by CIBC Bank and Trust Company (Cayman) Ltd., or CIBC, as trustee of a discretionary trust established in the Cayman Islands. Udi Angel is member of the board of directors of XT Hi-Tech Investments (1992) Ltd. and has a casting vote with respect to various decisions taken by the board, including voting and disposition over our shares. As such, he may be deemed to have beneficial ownership over our shares held by XT Hi-Tech Investments (1992) Ltd. The address of this shareholder is 9 Andre Saharov Street, P.O. Box 15090, Haifa 31905, Israel.

(7)
Consists of (i) 521,472 ordinary shares directly or beneficially owned by the Company’s directors and executive officers; and (ii) 702,089 ordinary shares constituting the cumulative aggregate number of options granted to the executive officers and directors which will have vested within 60 days of August 25, 2014.  The change to the number of shares held by directors and officers as a group from the number of shares reported in the Company’s Proxy Statement for the Extraordinary General Meeting of Shareholders furnished as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by the Company with the SEC on May 30, 2014  resulted primarily from a distribution of 350,383 shares to limited partners by a fund affiliated with a director (but not by any direct sales by that director) and by the departure of two individuals who were listed as executive officers, partially offset by open market acquisitions and by vesting of options.

PROPOSAL ONE

ELECTION OF DIRECTOR

THE REELECTION OF MR. YOSSI PELED FOR A THREE YEAR TERM AS A CLASS I DIRECTOR

Background

Under our Articles of Association, our directors (other than our external directors as such term is defined in the Israeli Companies Law) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (other than our external directors). At each annual meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual meeting following such election or reelection, such that each year the term of office of one class of directors expires.

The terms of Messrs. Yoav Doppelt and Yossi Peled, our Class I directors, expire at the Meeting. Our Class II directors, Dr. Immanuel (Mani) Wasserman and Mr. Nir Belzer, will hold office until the annual meeting of our shareholders in 2015. Our Class III directors, Mr. Steve Dubin and Prof. Dov Pekelman, will hold office until the annual meeting of our shareholders in 2016. In addition, our two external directors, Ms. Michal Silverberg and Mr. Joseph Tenne, serve on the Board for fixed three-year periods in accordance with the Israeli Companies Law.

Under our articles of association, our Board of Directors must consist of not less than five and not more than nine directors, not including the two external directors as required by the Companies Law.  As indicated above, our Board of Directors currently consists of a total of six directors, including Mr. Yossi Peled whose reelection as Class I director is being voted on at the Meeting, and two external directors. On August 21, 2014, Mr. Jacob (Yaacov) Bachar, whose term would have ended at the Meeting, resigned as a director of the Company.  Mr. Doppelt, who is currently a Class I director whose term ends at the Meeting, is not being nominated for reelection. Accordingly, following the Meeting, if Mr. Peled is reelected, our Board of Directors will consist of a total of five directors and two external directors.

Our nominating and governance committee has recommended the nomination by the Board, and the reelection by our shareholders at the Meeting, of Mr. Yossi Peled as a Class I director for a three year term. Our Board of Directors approved this recommendation and has, in turn, nominated Mr. Yossi Peled and recommended to our shareholders to elect him at the Meeting to serve as a Class I director for a three year term.

Under the Nasdaq Marketplace Rules, a majority of our directors must meet the independence requirements specified in those rules. Following the Meeting, each of the members of our Board of Directors will be independent under the Nasdaq Marketplace Rules. In reaching this conclusion, the Board determined that none of these directors has a relationship that would preclude a finding of independence. None of our directors (including the candidate for election to our Board at the Meeting) is a member of our executive team.

During 2013 and through the date of this Proxy Statement, each director attended over 75% of all Board meetings and over 75% of the meetings of each committee of the Board on which he or she serves.

Set forth below is certain biographical information regarding the background and experience of Mr. Yossi Peled:

Yossi Peled has served as a director of Enzymotec since June 2001. From June 2009 to October 2011, Mr. Peled was the Chairman of our Board of Directors. In addition, he has served as the Chief Executive Officer of Galam Ltd. since 1987 and from 1977 until 1984. Mr. Peled is a member of the board of directors of a number of companies within the Galam Group, including Eurosweet GmbH (of which he is Chairman) and Galam Invest Ltd. From 2001 to 2003, Mr. Peled served as the Chairman of the board of directors of Lehavot Fire Protection Ltd., Israel’s leading fire protection equipment manufacturer. Previously, he held various managerial roles in Kibbutz Maanit and HaKibbutz HaArtzi, the national kibbutz organization in Israel, which represents more than 250 kibbutzim. Mr. Peled studied business administration at the Ruppin Academic Center, Israel, and executive business management at “Lahav” of the Faculty of Management Tel Aviv University. Mr. Peled was previously appointed as a director pursuant to Galam’s appointment rights under our articles of association in effect prior to our initial public offering.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that Mr. Yossi Peled be, and hereby is, reelected to serve as a Class I director of Enzymotec Ltd., effective from the date hereof, for a term expiring at the election and qualification of his successor at the annual general meeting held in the third year following the year of his reelection.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the reelection of Mr. Yossi Peled requires the affirmative vote of shareholders present in person or represented by proxy and holding ordinary shares representing a simple majority of the votes cast.

Board Recommendation

Our Board of Directors unanimously recommends that you vote FOR the foregoing resolution.

PROPOSAL TWO

APPROVAL OF THE REAPPOINTMENT OF KESSELMAN & KESSELMAN, A MEMBER
OF PRICEWATERHOUSECOOPERS INTERNATIONAL LIMITED AS THE COMPANY'S
INDEPENDENT, EXTERNAL AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2014

Background

Kesselman & Kesselman, Certified Public Accountants (Israel), a member of PricewaterhouseCoopers International Limited, served as our independent auditors for the year ended December 31, 2013 and has been nominated and approved by the Board and the audit committee thereof for reappointment as our independent auditors for the year ending December 31, 2014 and for the additional period until the close of the next annual general meeting of shareholders of our Company.  The shareholders at the Meeting are requested to approve such auditors’ reappointment and authorize their remuneration, to be fixed, in accordance with the volume and nature of their services, by the Board of Directors.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the Company’s independent auditors, Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, be and are hereby reappointed as the Company's independent, external auditors for the year ending December 31, 2014 and until the next annual general meeting of shareholders, and that the Company's Board of Directors (with the power of delegation to its Audit Committee) be, and hereby is, authorized to set the fees to be paid to such auditors.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the reappointment of the independent auditors requires the affirmative vote of shareholders present in person or represented by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to this proposal.

Board Recommendation

The Board of Directors unanimously recommends that you vote “FOR” the foregoing resolution.

COMPENSATION

Summary Compensation Table

The table below reflects the compensation paid to or earned by our five most highly compensated office holders during or with respect to the year ended December 31, 2013.  All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2013.

Name and Position	Salary Cost (1)	Bonus (2)	Share-Based Compensation (3)	All Other Compensation (4)	Directors' Fees	Total	Total (5)
	(New Israeli Shekels in thousands)						(US Dollars in thousands)
Ariel Katz President and CEO	926	2,062	117	375		3,480	1,003
Oren Bryan Vice President and CFO	609	1,025	191	170		1,995	575
Steve Dubin Chairman of the Board			1,308		313	1,621	467
Yoav Doppelt Director			1,307			1,307	377
Gai Ben Dror Vice President – Process Development	530	390	35	153		1,108	319

(1)
Represents the office holder’s gross salary plus payment of mandatory social benefits made by the Company on behalf of such office holder. Such benefits may include, to the extent applicable to the office holder, payments, contributions and/or allocations for savings funds (e.g., Managers' Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, and risk insurance (e.g., life, or work disability insurance), convalescence pay and social security payments.

(2)	Represents the amount recognized in the Company’s consolidated financial statements with respect to the year ended December 31, 2013 for bonuses to such office holder.

(3)
Represents grant date fair value computed in accordance with accounting guidance for equity-based compensation.  For a discussion of the assumptions used in reaching this valuation, see note 10 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2013.

(4)
Represents other benefits provided to such office holder, which include (i) car expenses, including lease costs, gas and maintenance, provided to the office holder, (ii) unused vacation accruals and redemption, and (iii) accruals for severance pay.  A substantial portion of such benefits reflect an increase in the aggregate amount accrued in the Company's consolidated financial statements for the year ended December 31, 2013 for unused vacation and severance pay that could be payable to the office holder resulting from an increase in such office holder’s base salary during 2013.  See note 8 to the Company’s consolidated financial statements for the year ended December 31, 2013.

(5)
Translated from NIS into U.S. dollars at the rate of NIS 3.471 = U.S.$ 1.00, based on the daily representative rate of exchange between the NIS and the U.S. dollar reported by the Bank of Israel on December 31, 2013.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

ADDITIONAL INFORMATION

The Company’s Registration Statement, filed on Form F-1 with the SEC on March 3, 2014 and the Company’s Annual Report on Form 20-F with the SEC on February 13, 2014 (as amended on February 18, 2014), are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.enzymotec.com.

 The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules

Migdal Ha’Emek, Israel September 3, 2014	By order of the Board of Directors: Steve Dubin, Chairman of the Board of Directors